FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 4, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Interim management report - First nine months 2010 results

Solid performance driven by successful strategic initiatives

Budapest — November 4, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2010, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 5.8% to HUF 452.6 bn in the first nine months of 2010 compared with the same period in 2009. This was mainly due to lower fixed and mobile retail voice revenues in all three countries, together with a decline in Hungarian data revenues. These declines were partly offset by growing Hungarian TV, mobile internet, and System integration/IT revenues. However, the appreciation in the Hungarian forint resulted in somewhat lower revenue contributions from international subsidiaries, reflecting the translation impact (the forint strengthened on average by 3.0% and 2.6%, relative to the Macedonian Denar and the Euro, respectively, in the first nine months of 2010).

•                  EBITDA declined by 7.6% to HUF 186.9 bn, with an EBITDA margin of 41.3%. Underlying EBITDA, which is EBITDA excluding investigation-related costs, severance payments and accruals, and related provision reversals decreased by 7.5%. Underlying EBITDA margin was 42.2% in the first nine months of 2010 compared to 43.0% in the same period of 2009. The decline in voice related payments (reflecting lower traffic volume and the cut in the Hungarian mobile termination rates) and the cost-cutting driven decline in employee related and other operating expenses were not sufficient to offset the high margin voice revenue decline.

Details of special influences and EBITDA performance (HUF bn)	Q3 2009	YTD 2009	Q3 2010	YTD 2010
Investigation-related costs	1.5	5.1	0.7	2.0
Severance payments and accruals	0.3	1.3	0.6	2.1
Severance related provision reversals	-2.2	-2.2	0	0
Total Special Influence	-0.4	4.2	1.3	4.1
EBITDA	71.2	202.3	67.4	186.9
Underlying EBITDA	70.8	206.5	68.7	191.0

•                  Profit attributable to owners of the parent company (net income) decreased by 15.6%, from HUF 67.4 bn to HUF 56.9 bn. The decline was primarily driven by lower EBITDA and higher income tax, only partly offset by lower net financial expenses. The decline in net financial expenses was due to the combined impact of the significantly lower average interest rate and the lower average net debt level. At the same time, the higher income tax expense reflects the Macedonian tax law changes that took effect from July 2010, resulting in a one-time HUF 5.2 bn deferred tax liability increase related to the requirement to book corporate income tax on profit reserves that are expected to be paid out as dividend later on to non-resident entities. This increase could not be offset by the lower tax base and the removal of the solidarity tax in Hungary from this year on.

•                  Net cash generated from operating activities increased from HUF 147.7 bn to HUF 148.2 bn. The lower EBITDA was more than offset by an improvement in working capital, primarily thanks to our focus on working capital management and also to the release of severance-related provisions in the first nine months of 2009. Furthermore, net financial charges also declined compared to 2009 driven by a significantly lower effective interest rate. Tax payments decreased mainly due to the removal of the solidarity tax in Hungary.

•                  Investment in tangible and intangible assets (CAPEX) decreased by HUF 17.2 bn to HUF 54.3 bn in the first nine months of 2010 compared to the same period in 2009. Of total CAPEX, HUF 13.2 bn is related to the Consumer Services Business Unit, HUF 2.3 bn to the Business Services Business Unit, HUF 2.4 bn to Group Headquarters and HUF 26.8 bn to the Technology Business Unit, whilst in Macedonia and Montenegro, CAPEX spending was HUF 7.2 bn and HUF 1.7 bn, respectively.

•                  Consequently, operating cash flow adjusted for investments in tangible and intangible assets as well as cash purchases significantly improved, from HUF 64.6bn in the first nine months of 2009 to HUF 89.7 bn in the first nine months of 2010. Furthermore, free cash flow, defined as operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets, improved on a similar scale, from HUF 64.0 bn in the first nine months of 2009 to HUF 89.7 bn in the first nine months of 2010. The level of cash used for purchase of subsidiaries was comparable in both years, while the somewhat lower amount of proceeds from the disposal of PPE was more than offset by the proceeds from the sale of Orbitel.

•                  Net debt decreased from HUF 284.3 bn to HUF 278.4 bn by the end of September 2010 compared to the end of September 2009 level driven by the improved free cash flow performance. The net debt ratio (net debt to total capital) was 32.3% as at the end of September 2010.

Christopher Mattheisen, Chairman and CEO commented: “Our performance during the third quarter reflects the first signs of economic recovery which emerged during the period, but more importantly the success of our strategic initiatives. We are particularly pleased with the broad range of bundled products we offer in the residential segment, which now also include quadruple play packages, and the variety of integrated telecommunications-IT offerings we provide to our corporate customers. These strategic initiatives allowed us to maintain our market leadership in our key markets, whilst making significant progress towards our goal of becoming the market leader in the pay TV market.

As a further step in organizational transformation, we are introducing additional changes to the way we serve our customers. Given that most of our small- and medium-sized business customers require products from our residential portfolio and are already served to a large extent by our mass market segment, we have decided to officially transfer them to the mass market  segment effective January 1, 2011. This step will also reduce the number of accounts handled by our Business Services business units and enable us to increase our focus on key customers and projects which truly require our unique complex telecommunications and IT solutions.

Looking ahead, the special tax imposed on the telecommunications sector among others will have a considerable impact on our results. The estimated total special tax amount payable by the Company in 2010 will be around HUF 27 billion, which is expected to impact EBITDA. We are in the process of reviewing how the special tax will affect our plans beyond 2010. The Government saving measures which we previously expected to have an impact of HUF 5-7 billion on both our revenue and EBITDA lines will have a more moderate effect on this year’s results, however it will also affect the results of the following years. Consequently, we expect the declines in revenue and underlying EBITDA (excluding the impact of the special tax) in 2010 that were previously guided to be down 6-8% and 7-9% respectively, to be closer to 6% in the 6-8% range  and 7% in the 7-9% range. In terms of our CAPEX, we reiterate our intention to reduce overall CAPEX levels in 2010 by 10% compared to 2009(1).”

Q3 2010 results analysis

Group

•                  Revenues declined by 3.3% in Q3 2010 compared to the same quarter in 2009. Retail fixed voice revenues decreased in all markets, reflecting the still unfavorable economic environment and intense

(1)  The comparable figures for 2009 are: revenues of HUF 644.0 bn, underlying EBITDA of HUF 262.8 bn and CAPEX of HUF 101.9 bn.

competition. At the same time, retail mobile revenues in Hungary declined driven by our business customers’ rationalization efforts whilst wholesale mobile revenues were affected by the cut in mobile termination rates introduced at the beginning of 2010. These could not be fully offset by the higher TV and mobile broadband revenues.

•                  EBITDA was down by 5.2%, while underlying EBITDA declined by 2.9% in the third quarter of this year. The EBITDA decline was a direct result of the lower revenues that could not be wholly offset by the cost cutting initiatives aimed at reducing marketing, material and maintenance and consultancy expenses.

Consumer Services Business Unit (CBU)

Revenues before inter-segment elimination fell by 1.3% to HUF 80.0 bn and EBITDA increased by 2.7% to HUF 49.3 bn in the third quarter of 2010 compared to the same period of 2009. EBITDA margin increased to 61.7%, as our disciplined efficiency improvements aimed at both employee related expenses and other cost items more than offset the negative revenue impact.

•                  Fixed line revenues declined by 5.9% to HUF 30.9 bn in Q3 2010, driven by the voice revenue decrease as mobile substitution and migration towards IP-based solutions resulted in increased customer erosion, putting pressure on both average tariff levels and traffic volume. In addition, although the number of broadband customers continued to increase (exceeding 640,000), internet revenues decreased slightly by 0.8%, reflecting the declining tariffs and migration towards lower priced packages. The negative impacts were partially offset by the growth in the TV customer base, resulting in a 19.0% increase in TV-related revenues. The number of total TV customers exceeded 725,000 by the end of the third quarter with growth driven by both the satellite TV and the IPTV service.

•                  Mobile revenues increased by 1.9% to HUF 49.1 bn in the third quarter. The higher usage and the considerable increase in the portion as well as the total number of postpaid customers successfully counterbalanced the unfavorable impact of lower effective tariff levels. Furthermore, while the 16% cut in mobile termination rates effective from January 2010 negatively impacted wholesale revenues, it was offset by higher non-voice revenues thanks to the 58.6% increase in mobile broadband subscriptions supporting the growth in mobile internet revenues. Although T-Mobile’s customer base decreased compared to the September 2009 level, this was mainly due to increased churn of inactive customers and cancellations of double and triple SIM cards. Consequently, T-Mobile increased not only its market share amongst active customers to 44.8% but also its total number of active customers by 2.2%.

Business Services Business Unit (BBU)

Revenues before inter-segment elimination were down by 4.3% to HUF 37.3 bn while EBITDA decreased by 16.6% to HUF 17.0 bn in the third quarter of 2010. The EBITDA margin declined to 45.7%, reflecting the higher percentage of the lower margin SI/IT revenues within total revenues.

•                  Fixed line revenues were down by 12.7% to HUF 10.4 bn reflecting the negative impact of the macroeconomic environment on business customers’ telecommunications spending. Fixed voice revenue erosion remained elevated due to the high churn among customers, coupled with significant price pressure, which was also prevalent in other product categories.

•                  Mobile revenues decreased by 14.1% to HUF 14.9 bn driven primarily by the price allowance given to the Government which resulted in lower other mobile revenues. At the same time, the significant decline in the average tariff level that could not be compensated by higher levels of usage and the slight increase in our customer base. Furthermore, mobile revenues were also negatively affected by the cut in mobile termination rates effective from January 2010.

•                  SI/IT revenues were up by 23.2% to HUF 12.0 bn in the third quarter of 2010, partly supported by the contribution of ISH, consolidated since December 2009. Whilst overall investment levels remain lower than normal due to the current economic environment, some IT investments in the private sector could not be postponed any longer, contributing to the increase in our SI/IT revenues.

Macedonia

In Macedonia, revenues decreased by 1.1% to HUF 20.8 bn in the third quarter of 2010 compared to the same period in 2009, with EBITDA increasing by 3.7%. Excluding the FX impact (the Hungarian forint weakened on average by 4.8% compared to the Macedonian Denar in the third quarter), revenues were down by 5.6% and EBITDA declined by 1.0%. Consequently, the EBITDA margin improved from 54.5% to 57.1% in the third quarter compared to the corresponding period of last year, reflecting the cost saving measures in marketing, the improved payment collection efficiency and the increased provisions in third quarter of 2009.

•                  Fixed line revenues slightly declined by 1.7% in local currency terms. Although intense competition from alternative, cable and mobile operators resulted in a further decline in outgoing traffic volumes and a high annual churn rate, these trends were almost fully offset by higher wholesale voice revenues, driven by growing incoming and transited traffic volumes and higher settlement prices charged for international traffic termination and transition. This positive impact was coupled with increasing demand for double and triple play packages, resulting in higher internet and TV revenues.

•                  Mobile revenues declined by 8.4% in local currency terms driven by intensifying competition. Although the customer mix improved and the number of postpaid subscribers increased, the significant reduction in the prepaid subscriber base and the competition-driven tariff reductions put pressure on revenue levels. The postpaid ratio was up to 32.2% by end-September 2010 compared to 29.3% in the same period last year, which, coupled with more widely used closed-user-group offers, resulted in higher MOU. Despite the increase in mobile internet usage and the higher number of SMS messages, non-voice revenues declined compared to the third quarter in 2009 due to promotions containing free and discounted SMS messages.

Montenegro

Revenues of the Montenegrin subsidiary increased slightly by 0.3% to HUF 9.6 bn in the third quarter of 2010 compared to the same period in 2009, with EBITDA declining by 14.1%. Excluding the impact of the HUF 1.0 bn provision reversal (created in Q1 2007) related to litigation in connection with a voluntary redundancy program in Q3 2009, EBITDA improved by 8.5% in the third quarter of 2010 compared to the same period last year. However, excluding the FX impact (the Hungarian forint weakened on average by 5.4% against the Euro in the third quarter of 2010 compared to the same quarter in 2009), revenues declined by 4.9%, while underlying EBITDA was up by 3.0%. The increase in underlying EBITDA was primarily driven by the ambitious cost efficiency measures that were implemented, particularly with respect to marketing and consultancy expenses and technological support costs. The underlying EBITDA margin improved from 39.9% to 43.2%.

•                  Fixed line revenues declined by 3.1% in local currency terms in the third quarter of 2010 as increasing internet and TV revenues could only partly offset the lower retail and wholesale voice revenues. The decrease in retail voice revenues was due to increased mobile substitution driven by decreasing mobile tariffs which had a negative impact on fixed voice usage. The wholesale revenue decline was driven by a significant migration of international traffic towards Serbia where that traffic is now transited by our competitors. On the other hand, both internet and TV revenues increased considerably thanks to the strong growth in the number of ADSL and IPTV customers.

•                  Mobile revenues were down by 6.6% in local currency terms. The voice revenue decline was primarily driven by the lower number of subscribers and a reduction in visitor revenues, which was the combined result of lower price levels and stable traffic volumes. The decline in non-voice revenues reflects the lower customer base as well as the lower SMS prices.

Technology Business Unit

Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management. Network and IT related investments are also generated by this Business Unit. Revenues at the Technology Business Unit declined by 24.6% to HUF 2.1 bn while the EBITDA loss narrowed by 6.3% to HUF -9.9 bn. CAPEX amounted to HUF 9.8 bn in the third quarter of 2010.

Group Headquarters

Revenues before inter-segment elimination were down by 12.5% to HUF 30.0 bn. The revenue decline was mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 16% cut in mobile termination rates since the beginning of 2010. EBITDA loss widened to HUF -5.2 bn, as the decline in revenues and increased employee-related expenses driven by last year’s HUF 1.2bn severance provision reversal could only be partly offset by the lower level of voice-related payments and other operating expenses.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The business activities of Magyar Telekom are managed by two business units: Consumer Services (the home-related services brand T-Home and the mobile communications brand T-Mobile) and Business Services (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q3 2010 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	Dec 31, 2009	Sep 30, 2010
	(Audited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	34,270	18,051	(47.3)%
Trade and other receivables	110,353	109,909	(0.4)%
Other current financial assets	87,611	49,437	(43.6)%
Current income tax receivable	4,075	2,754	(32.4)%
Inventories	9,788	9,858	0.7%
Assests held for sale	3,269	2,206	(32.5)%

Total current assets	249,366	192,215	(22.9)%

Non current assets

Property, plant and equipment	550,745	541,707	(1.6)%
Intangible assets	335,615	329,427	(1.8)%
Investments in associates and joint ventures	186	84	(54.8)%
Deferred tax assets	1,890	2,195	16.1%
Other non current financial assets	27,682	24,246	(12.4)%
Other non current assets	893	689	(22.8)%

Total non current assets	917,011	898,348	(2.0)%

Total assets	1,166,377	1,090,563	(6.5)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	70,573	73,258	3.8%
Other financial liabilities	36,332	46,099	26.9%
Trade payables	85,874	71,946	(16.2)%
Current income tax payable	624	1,796	187.8%
Provisions	12,692	8,585	(32.4)%
Other current liabilities	32,228	37,080	15.1%

Total current liabilities	238,323	238,764	0.2%

Non current liabilities

Financial liabilities to related parties	266,998	204,942	(23.2)%
Other financial liabilities	26,221	21,716	(17.2)%
Deferred tax liabilities	18,594	29,920	60.9%
Provisions	9,721	10,732	10.4%
Other non current liabilities	1,100	1,232	12.0%

Total non current liabilities	322,634	268,542	(16.8)%

Total liabilities	560,957	507,306	(9.6)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Retained earnings	398,250	378,092	(5.1)%
Other components of equity	9,755	14,074	44.3%
Total Equity of the owners of the parent	538,480	522,641	(2.9)%
Non-controlling interests	66,940	60,616	(9.4)%
Total equity	605,420	583,257	(3.7)%

Total liabilities and equity	1,166,377	1,090,563	(6.5)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million)

	9 months ended Sep 30,
	2009 (Unaudited)	2010 (Unaudited)	% change

Revenues

Voice - retail	97,945	81,152	(17.1)%
Voice - wholesale	16,026	15,785	(1.5)%
Internet	41,660	40,268	(3.3)%
Data	23,282	20,265	(13.0)%
TV	17,001	20,924	23.1%
Equipment	3,474	3,003	(13.6)%
Other fixed line revenues	7,752	4,729	(39.0)%

Fixed line revenues	207,140	186,126	(10.1)%

Voice - retail	146,293	140,284	(4.1)%
Voice - wholesale	31,239	27,817	(11.0)%
Voice - visitor	4,121	3,588	(12.9)%
Non-voice	40,932	42,620	4.1%
Equipment and activation	14,260	14,734	3.3%
Other mobile revenues	6,223	5,053	(18.8)%

Mobile revenues	243,068	234,096	(3.7)%

System Integration/Information Technology revenues	30,406	32,380	6.5%

Total revenues	480,614	452,602	(5.8)%

Expenses

Voice-, data- and Internet-related payments	(53,556)	(49,615)	7.4%
Material cost of equipment sold	(27,587)	(27,056)	1.9%
Payments to agents and other subcontractors	(32,953)	(35,866)	(8.8)%
Total expenses directly related to revenues	(114,096)	(112,537)	1.4%
Employee-related expenses	(68,953)	(67,917)	1.5%
Depreciation and amortization	(76,337)	(74,228)	2.8%
Other operating expenses	(97,565)	(87,573)	10.2%

Total operating expenses	(356,951)	(342,255)	4.1%

Other operating income	2,259	2,367	4.8%

Operating profit	125,922	112,714	(10.5)%

Net financial expenses	(25,671)	(21,481)	16.3%

Share of associates’ and joint ventures’ losses	(116)	(20)	82.8%

Profit before income tax	100,135	91,213	(8.9)%

Income tax	(19,684)	(23,554)	(19.7)%

Profit for the period	80,451	67,659	(15.9)%

Exchange differences on translating foreign operations	5,759	5,474	(4.9)%
Revaluation of available-for-sale financial assets – before tax	0	0	n.a.
Revaluation of available-for-sale financial assets – tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	5,759	5,474	(4.9)%

Total comprehensive income for the period	86,210	73,133	(15.2)%

Profit attributable to:
Owners of the parent	67,435	56,895	(15.6)%
Non-controlling interests	13,016	10,764	(17.3)%
	80,451	67,659	(15.9)%

Total comprehensive income attributable to:
Owners of the parent	71,193	61,214	(14.0)%
Non-controlling interests	15,017	11,919	(20.6)%
	86,210	73,133	(15.2)%

Basic and diluted earnings per share (HUF)	64.76	54.64	(15.6)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million)

	3 months ended Sep 30,
	2009	2010	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	31,121	26,446	(15.0)%
Voice - wholesale	5,885	6,137	4.3%
Internet	13,498	13,233	(2.0)%
Data	7,350	6,976	(5.1)%
TV	5,874	7,369	25.5%
Equipment	1,027	902	(12.2)%
Other fixed line revenues	2,673	1,094	(59.1)%

Fixed line revenues	67,428	62,157	(7.8)%

Voice - retail	49,888	48,679	(2.4)%
Voice - wholesale	10,562	9,751	(7.7)%
Voice - visitor	1,870	1,627	(13.0)%
Non-voice	14,399	15,330	6.5%
Equipment and activation	5,410	5,480	1.3%
Other mobile revenues	2,067	784	(62.1)%

Mobile revenues	84,196	81,651	(3.0)%

System Integration/Information Technology revenues	8,486	10,960	29.2%

Total revenues	160,110	154,768	(3.3)%

Expenses

Voice-, data- and Internet-related payments	(18,317)	(17,445)	4.8%
Material cost of equipment sold	(9,923)	(9,310)	6.2%
Payments to agents and other subcontractors	(9,593)	(12,329)	(28.5)%
Total expenses directly related to revenues	(37,833)	(39,084)	(3.3)%
Employee-related expenses	(20,711)	(21,517)	(3.9)%
Depreciation and amortization	(25,376)	(24,803)	2.3%
Other operating expenses	(30,776)	(28,457)	7.5%

Total operating expenses	(114,696)	(113,861)	0.7%

Other operating income	375	1,726	360.3%

Operating profit	45,789	42,633	(6.9)%

Net financial expenses	(10,409)	(7,195)	30.9%

Share of associates’ and joint ventures’ profits / (losses)	25	(2)	n.m.

Profit before income tax	35,405	35,436	0.1%

Income tax	(8,254)	(6,652)	19.4%

Profit for the period	27,151	28,784	6.0%

Exchange differences on translating foreign operations	(669)	(6,786)	(914.3)%
Revaluation of available-for-sale financial assets – before tax	0	0	n.a.
Revaluation of available-for-sale financial assets – tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	(669)	(6,786)	(914.3)%

Total comprehensive income for the period	26,482	21,998	(16.9)%

Profit attributable to:
Owners of the parent	22,763	24,506	7.7%
Non-controlling interests	4,388	4,278	(2.5)%
	27,151	28,784	6.0%

Total comprehensive income attributable to:
Owners of the parent	22,509	20,225	(10.1)%
Non-controlling interests	3,973	1,773	(55.4)%
	26,482	21,998	(16.9)%

Basic and diluted earnings per share (HUF)	21.86	23.54	7.7%

MAGYAR TELEKOM

Consolidated Statements  of Cash Flows - IFRS

(HUF million)

	9 months ended Sep 30,
	2009	2010	%
	(Unaudited)	(Unaudited)	change

Cash flows from operating activities

Profit for the period	80,451	67,659	(15.9)%
Depreciation and amortization	76,337	74,228	(2.8)%
Income tax expense	19,684	23,554	19.7%
Net finance expenses	25,671	21,481	(16.3)%
Share of associates’ and joint ventures’ losses	116	20	(82.8)%
Change in assets carried as working capital	1,830	(2,021)	n.m.
Change in provisions	(10,876)	(3,973)	63.5%
Change in liabilities carried as working capital	(9,468)	(4,541)	52.0%
Income tax paid	(13,002)	(10,731)	17.5%
Dividend received	2,149	94	(95.6)%
Interest and other financial charges paid	(28,886)	(22,787)	21.1%
Interest received	6,599	3,800	(42.4)%
Other cashflows from operations	(2,891)	1,402	n.m.

Net cash generated from operating activities	147,714	148,185	0.3%

Cash flows from investing activities

Investments in tangible and intangible assets	(71,544)	(54,303)	24.1%
Adjustments to cash purchases	(11,616)	(4,177)	64.0%
Purchase of subsidiaries and business units	(1,435)	(1,493)	(4.0)%
Cash acquired through business combinations	0	6	n.a.
Proceeds from / (Payments for) other financial assets - net	(15,128)	39,584	n.m.
Proceeds from disposal of subsidiaries and associates	0	780	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	889	725	(18.4)%

Net cash used in investing activities	(98,834)	(18,878)	80.9%

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	(93,619)	(91,545)	2.2%
Net proceeds / (payments) of loans and other borrowings	29,184	(54,190)	n.m.
Other	0	(22)	n.a.

Net cash used in financing activities	(64,435)	(145,757)	(126.2)%

Exchange gains on cash and cash equivalents	688	231	(66.4)%

Change in cash and cash equivalents	(14,867)	(16,219)	(9.1)%

Cash and cash equivalents, beginning of period	66,680	34,270	(48.6)%

Cash and cash equivalents, end of period	51,813	18,051	(65.2)%

Change in cash and cash equivalents	(14,867)	(16,219)	(9.1)%

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets – net of tax	Reserve for equity settled share based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend					(77,052)				(77,052)		(77,052)
Dividend declared to Non-controlling interests									0	(13,481)	(13,481)
Decrease in number of shares as a result of merger with T-Kábel and Dél-Vonal	(3,072)								0		0
Total comprehensive income					67,435	3,747	11		71,193	15,017	86,210

Balance at September 30, 2009	1,042,742,543	104,275	27,379	(1,179)	388,067	9,544	(48)	49	528,087	64,137	592,224

Dividend									0		0
Dividend declared to Non-controlling interests									0	0	0
Total comprehensive income					10,183	224	(14)		10,393	2,803	13,196

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend					(77,053)				(77,053)		(77,053)
Dividend declared to Non-controlling interests									0	(18,243)	(18,243)
Total comprehensive income					56,895	4,370	(2)	(49)	61,214	11,919	73,133

Balance at September 30, 2010	1,042,742,543	104,275	27,379	(1,179)	378,092	14,138	(64)	0	522,641	60,616	583,257

Summary of key operating statistics

GROUP	Sep 30, 2009	Sep 30, 2010	% change

EBITDA margin	42.1%	41.3%	n.a.
Operating margin	26.2%	24.9%	n.a.
Net income margin	14.0%	12.6%	n.a.
CAPEX to Sales	14.9%	12.0%	n.a.
ROA	7.7%	6.7%	n.a.
ROE	16.9%	14.3%	n.a.
Net debt	284,272	278,414	(2.1)%
Net debt / net debt + total capital	32.4%	32.3%	n.a.
Number of employees (closing full equivalent)	10,826	10,339	(4.5)%

Consumer Business Unit	Sep 30, 2009	Sep 30, 2010	% change

Fixed line operations

Voice services (1)
Total voice access	1,788,528	1,623,695	(9.2)%
Payphone	15,382	12,042	(21.7)%
Total outgoing traffic (thousand minutes)	2,353,526	2,092,115	(11.1)%
Blended MOU (outgoing)	157	158	0.6%
Blended ARPA (HUF)	3,623	3,434	(5.2)%

Data products
Retail DSL market share (estimated) (2), (3)	57%	61%	n.a.
Cable broadband market share (estimated) (2), (3)	19%	20%	n.a.
Number of retail DSL customers	427,816	452,758	5.8%
Number of cable broadband customers	145,472	173,118	19.0%
Number of fiber optic connections	2,848	15,912	458.7%
Total retail broadband customers	576,136	641,788	11.4%
Blended broadband ARPU (HUF)	4,496	3,983	(11.4)%

TV services
Number of cable TV customers	409,197	385,884	(5.7)%
Number of satellite TV customers	121,563	236,901	94.9%
Number of IPTV customers	53,176	102,518	92.8%
Total TV customers	583,936	725,303	24.2%
Blended TV ARPU (HUF)	3,294	2,953	(10.4)%

Mobile operations

Mobile penetration (4)	117.6%	118.3%	n.a.
Mobile SIM market share (2)	44.2%	43.5%	n.a.
Number of customers (RPC)	4,444,828	4,370,456	(1.7)%
Postpaid share in the RPC base	32.4%	37.9%	n.a.
MOU	124	137	10.5%
ARPU (HUF)	3,141	3,223	2.6%
Postpaid	6,534	5,982	(8.4)%
Prepaid	1,654	1,622	(1.9)%
Overall churn rate	24.1%	20.5%	n.a.
Postpaid	15.2%	16.5%	n.a.
Prepaid	28.0%	22.9%	n.a.
Ratio of non-voice revenues in ARPU	16.3%	18.2%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,434	6,701	(9.9)%
Number of mobile broadband subscriptions	268,179	425,292	58.6%
Mobile broadband market share based on total number of subscriptions (2)	47.1%	46.5%	n.a.
Mobile broadband market share based on subscriptions with data transfer (2)	48.7%	44.1%	n.a.
Population-based indoor 3G coverage (2)	62.5%	65.4%	n.a.

Business Services Business Unit	Sep 30, 2009	Sep 30, 2010	% change

Fixed line operations

Voice services
Business	102,035	88,338	(13.4)%
Managed leased lines (Flex-Com connections)	4,954	3,508	(29.2)%
ISDN channels	276,464	240,482	(13.0)%
Total lines	383,453	332,328	(13.3)%
Total outgoing traffic (thousand minutes)	503,372	429,408	(14.7)%
MOU (outgoing)	180	172	(4.4)%
ARPU (HUF)	5,229	4,746	(9.2)%

Data products
Number of leased line Internet subscribers	562	570	1.4%
Number of retail DSL customers	32,132	30,194	(6.0)%
Number of wholesale DSL access	170,253	138,738	(18.5)%
Number of total DSL access	202,385	168,932	(16.5)%
Retail DSL ARPU (HUF)	13,272	10,577	(20.3)%

Mobile operations

Number of customers (RPC)	761,780	776,237	1.9%
Overall churn rate	7.9%	8.1%	n.a.
MOU	336	341	1.5%
ARPU (HUF)	6,554	5,999	(8.5)%
Number of mobile broadband subscriptions	93,216	120,451	29.2%
Ratio of non-voice revenues in ARPU	23.3%	25.8%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	8,156	6,376	(21.8)%

Macedonia	Sep 30, 2009	Sep 30, 2010	% change

Fixed line operations

Voice services
Fixed line penetration	19.0%	17.5%	n.a.
Total voice access	381,276	347,707	(8.8)%
Payphone	1,638	890	(45.7)%
Total outgoing traffic (thousand minutes)	733,142	648,286	(11.6)%

Data and TV services
Retail DSL market share (estimated)	81%	83%	n.a.
Number of retail DSL customers	99,851	124,083	24.3%
Number of wholesale DSL access	19,240	20,713	7.7%
Number of total DSL access	119,091	144,796	21.6%
Number of dial-up customers	2,448	812	(66.8)%
Number of leased line customers	201	286	42.3%
Number of IPTV customers	8,301	23,445	182.4%

Mobile operations

Mobile penetration	114.6%	120.2%	n.a.
Market share of T-Mobile Macedonia	57.4%	52.8%	n.a.
Number of customers (RPC)	1,385,716	1,305,808	(5.8)%
Postpaid share in the RPC base	29.3%	32.2%	n.a.
MOU (5)	117	133	13.7%
ARPU (HUF)	2,732	2,717	(0.5)%

Montenegro	Sep 30, 2009	Sep 30, 2010	% change

Fixed line operations

Voice services
Fixed line penetration	26.1%	25.6%	n.a.
Total voice access	175,142	170,551	(2.6)%
Total outgoing traffic (thousand minutes)	322,169	277,011	(14.0)%

Data and TV services
Number of retail DSL customers	49,524	62,089	25.4%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	49,524	62,089	25.4%
Number of dial-up customers	8,916	2,912	(67.3)%
Number of leased line customers	193	191	(1.0)%
Number of IPTV customers	24,581	35,038	42.5%

Mobile operations

Mobile penetration (6)	226.4%	214.4%	n.a.
Market share of T-Mobile Crna Gora (6)	33.7%	34.0%	n.a.
Number of customers (RPC)	550,189	501,679	(8.8)%
Postpaid share in the RPC base	17.8%	19.7%	n.a.
MOU	94	105	11.7%
ARPU (HUF)	2,528	2,398	(5.1)%

(1)	Including PSTN, VoIP and VoCable.
(2)	Data relates to Magyar Telekom Plc.
(3)	The figure shows the market share at July 31 in 2010.
(4)	Data relates to the mobile penetration in Hungary, including customers of all three service providers.
(5)	Includes free minutes.
(6)	Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous 3 months.

Interim management report -

Analysis of the Financial Statements

for the nine months ended September 30, 2010

1. General information

Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary.

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”).

We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc.

Our shares are listed on the Budapest Stock Exchange (“BSE”), and our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange (“NYSE”). Our headquarters is located at 55 Krisztina krt., 1013 Budapest, Hungary.

As of September 30, 2010, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. On April 7, 2010, the shareholders approved the payment of cash dividends of HUF 77,052 million, equal to HUF 74 per share, for 2009.

This condensed consolidated interim financial information was approved for issue on November 3, 2010.

This consolidated interim financial information is not the Group’s statutory accounts and has not been audited. The statutory accounts for December 31, 2009 have been filed with the NYSE and the BSE, the U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority (“HFSA”). The statutory accounts for December 31, 2009 have been audited and the audit report was unqualified.

2. Basis of preparation of interim management report

This condensed consolidated interim financial information for the first three quarters ended September 30, 2010 has been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

3. Accounting policies

The principal accounting policies followed by the Group and the critical accounting estimates in applying accounting policies are consistent with those disclosed in the consolidated financial statements for the year ended December 31, 2009, except as described below.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average effective annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the weighted average effective annual income tax rate changes. Interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

In 2010, the Group has adopted all IFRS amendments and interpretations which are effective from January 1, 2010 and which are relevant to its operations.

Standards, amendments or interpretations effective and adopted by the Group in 2010:

(i) IAS 27, IFRS 3 (amended). In January 2008, the International Accounting Standards Board (“IASB”, the “Board”) published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the previous version of the standards are summarized below:

•                  With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•                  In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the net asset acquired.

•                  A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•                  A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

•                  Acquisition related costs are accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer recognizes at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•                  The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•                  Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•                  In contrast to previous IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g., to use its intellectual property) before the business combination and are re-acquired with the business combination.

•                  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. The Group applied amended standards from January 1, 2010. The application of these amendments did not materially affect the Group’s consolidated financial statements.

(ii) IFRS 2  (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Previously effective IFRSs require attribution of group share-based payment transactions only if they are equity-settled. The amendments resolve diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The application of these amendments did not materially affect the Group’s consolidated financial statements.

(iii) IFRIC 18 Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The application of this interpretation did not materially affect the Group’s consolidated financial statements.

4. Operating and financial review - Group

Exchange rate information

The Euro strengthened by 2.6% against the Hungarian Forint (“HUF”) year on year (from 270.36 HUF/EUR on September 30, 2009 to 277.33 HUF/EUR on September 30, 2010). The average HUF/EUR rate decreased from 283.82 in the first nine months of 2009 to 275.70 in the same period of 2010.

The U.S. Dollar (“USD”) appreciated by 10.1% against the Hungarian Forint year on year (from 184.79 HUF/USD on September 30, 2009 to 203.43 HUF/USD on September 30, 2010).

The Hungarian Forint strengthened year over year by 3.0% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to some extent.

Revenues

Fixed line voice-retail revenues decreased by 17.1% in the first nine months of 2010 compared to the same period last year, mainly driven by lower subscription fee revenues and lower domestic outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary and in Macedonia. In addition, the strengthening of HUF against MKD negatively affected the Macedonian subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in the first three quarters of 2010 compared to the same period last year, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were slightly intensified by the unfavorable currency translation impact.

International outgoing fixed line traffic revenues also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at our foreign subsidiaries.

Value added and other service revenues showed a decrease in the first nine months of 2010 as compared to the same period last year, mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Fixed line voice-wholesale revenues declined by 1.5% in the first three quarters of 2010 compared to the same period in 2009 driven by the decrease in international incoming traffic revenues, largely offset by higher domestic incoming traffic revenues.

Domestic incoming fixed line traffic revenues increased for the nine months ended September 30, 2010 compared to the same period in 2009. Higher revenue from other domestic fixed line operators at Makedonski Telekom relates to higher volume of both transited and terminated international traffic in Makedonski Telekom’s network. At Magyar Telekom Plc., the increase in revenues from domestic fixed line operators was mainly due to increased transit traffic volume. These increases were somewhat offset by declining incoming traffic revenues from mobile operators primarily due to the significantly lower mobile-to-international traffic at Magyar Telekom Plc.

Lower international incoming traffic revenue at Magyar Telekom Plc. was primarily driven by lower volume of incoming minutes but lower average HUF/EUR rate and lower average EUR settlement rate also contributed to the decrease. The decrease in international incoming traffic revenues at Crnogorski Telekom was predominantly due to lower volume of both terminated and transited international incoming traffic. Further decrease was the result of the ceasing revenues of Orbitel due to its sale in January 2010. These decreases were partly compensated by higher international incoming traffic revenues at Makedonski Telekom related to much higher volume of traffic and higher average Special Drawing Rights (“SDR”) settlement rate.

Internet revenues of the fixed line operations decreased to HUF 40.3 bn in the first three quarters of 2010 compared to HUF 41.7 bn in the same period of 2009. In Hungary, the number of DSL connections slightly decreased to 621,690 by September 30, 2010 as the increase in the number of retail DSL subscribers was largely offset by much lower number of wholesale connections. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 61% retail DSL market share and an approximately 20% cable broadband market share at July 31, 2010. Decreased Internet revenues in Hungary were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 20.3 bn in the first nine months of 2010 compared to HUF 23.3 bn in the same period of 2009. Lower data revenue at Business Services Business Unit (“BBU”) primarily reflects decreasing prices due to fierce competition. Lower broadband wholesale data revenue at Group Headquarters (“Headquarters”) was due to decrease in international circuit leased line revenues driven by lower prices, migration to cheaper products and also by unfavorable foreign exchange movements. Further decrease in broadband revenues was the result of the ceasing revenues of Orbitel due to its sale in January 2010. These decreases were partly compensated by the increase in Makedonski Telekom’s broadband data revenues.

TV revenues amounted to HUF 20.9 bn in the first three quarters of 2010 as compared to HUF 17.0 bn in the same period of 2009. The increase is mainly attributed to the considerable amount of satellite TV revenues in Hungary in the first nine months of 2010. The number of satellite TV customers dynamically increased and reached 236,901 at September 30, 2010 as compared to 121,563 a year earlier. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased ARPU and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 13.6% for the nine months ended September 30, 2010 compared to the same period in 2009. Lower telecommunications equipment rental revenue at Consumer Services Business Unit (“CBU”) reflects the strong decrease in the number of rented telephone sets, which was partly offset by higher equipment sales revenues in line with higher sales volume of modems and routers in connection with Internet-related sales.

Other fixed line revenues dropped by 39.0% in the first three quarters of 2010 compared to last year’s same period. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease resulted mainly at Technology Business Unit (“Technology”) due to ceasing revenues from Deutsche Telekom (“DT”) for customer care service from January 2010 and lower volume of construction work for the government. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively influenced other revenues. Higher other fixed line revenues at CBU from the sale of set-top-boxes to Slovak Telekom and increased revenues from the family insurance services slightly mitigated these decreases.

Revenues from mobile telecommunications services amounted to HUF 234.1 bn for the nine months ended September 30, 2010 compared to HUF 243.1 bn for the same period in 2009 (3.7% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), lower voice revenues also at our foreign subsidiaries and from declined other mobile revenues at Pro-M due to price allowance given to the Government. These decreases were partly offset by higher non-voice revenues and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 171.7 bn in the first nine months of 2010. At TMH, lower retail tariffs forced by strong competition and lower average customer base resulted in lower voice-retail revenues. The significant decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from January 1, 2010), partly offset by higher incoming average usage per customer per month (“MOU”).

TMH’s blended MOU increased from 153 minutes in the first three quarters of 2009 to 167 minutes in the same period of 2010. TMH’s monthly ARPU remained stable (HUF 3,730 in the first nine months of 2009 and HUF 3,726 in the same period of 2010), as the effect of lower tariffs were largely offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 118.3% in Hungary and TMH accounts for 43.5% market share in the highly competitive mobile market at September 30, 2010 based on the total number of SIM cards. TMH’s customer base decreased by 1.2% year over year. The proportion of postpaid customers increased to 47.2% at September 30, 2010 from 42.3% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet and content revenues. These increases were partly offset by lower messaging revenues. Non-voice revenues represented 20.4% of total ARPU in the first three quarters of 2010. By the end of September 2010, TMH had 545,743 mobile broadband customers and accounted for a 46.5% market share in the mobile broadband market. At T-Mobile Macedonia (“T-Mobile MK”), the decrease in non-voice revenues resulted from SMS promotions. This decrease was somewhat mitigated by the expanding mobile Internet usage.

Mobile equipment and activation revenues showed an increase in the first nine months of 2010 compared to the same period last year mainly due to higher gross additions and higher number of upgrades at TMH. This increase was partially compensated by lower equipment revenues at T-Mobile MK driven by lower average price of handsets and decreased number of handsets sold both in acquisition and retention.

System Integration (“SI”) and IT revenues increased by 6.5% from HUF 30.4 bn in the first three quarters of 2009 to HUF 32.4 bn in the same period of 2010. Higher infrastructure revenues at KFKI reflect the higher number of projects this year. The inclusion of ISH, our new subsidiary providing software for the health care sector and some new projects at Magyar Telekom Plc. and IQSYS also contributed to the increase. These increases were somewhat offset by a large one-off sale of assets in a finance lease transaction in 2009.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 49.6 bn in the first nine months of 2010 compared to HUF 53.6 bn in the same period of 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2010 and also by lower traffic. The payments to international operators also decreased at Magyar Telekom Plc. due to decreased traffic, lower average settlement fees and lower average HUF/EUR exchange rate. Further decrease in voice-related payments is in connection with the sale of Orbitel in January 2010. These decreases were somewhat offset by increased payments to domestic mobile operators at Makedonski Telekom resulting mainly from higher volume of minutes.

Material cost of equipment sold slightly decreased to HUF 27.1 bn for the first nine months of 2010 from HUF 27.6 bn in the same period of 2009. The decrease at T-Mobile MK was due to lower gross additions to customers and decreased average cost of handset, partly offset by higher equipment sales ratio. Lower cost of equipment sold at BBU is line with lower sales volume of handsets. These decreases were almost offset by higher number of satellite TV set-top-boxes and multimedia handsets sold at CBU.

Payments to agents and other subcontractors increased by 8.8% in the first nine months of 2010 compared to the same period in 2009. The increase mainly refers to higher content and TV-related payments due to broadcast and royalty fee paid by CBU in connection with satellite TV and IPTV services. Increased SI/IT-related payments in line with higher infrastructure revenues at KFKI also contributed to the increase. These increases were partly compensated by lower SI/IT-related payments at IQSYS driven by lower outsourcing revenues.

Employee-related expenses in the first nine months of 2010 amounted to HUF 67.9 bn compared to HUF 69.0 bn in the same period of 2009 (a decrease of 1.5%). The small decrease in employee-related expenses was predominantly attributable to lower Group headcount number which declined from 10,826 on September 30, 2009 to 10,339 on September 30, 2010. At Magyar Telekom Plc., the reduction in benefits given to employees also contributed to the decline. These decreases were mostly compensated by the 5.6% average wage increase from April 1, 2009 and also by increased severance expenses at Crnogorski Telekom and Headquarters in the first three quarters of 2010.

Depreciation and amortization decreased by 2.8% to HUF 74.2 bn in the first three quarters of 2010 from HUF 76.3 bn in the same period of 2009, mainly due to the HUF

919 million goodwill impairment booked in June 2009 before the planned sale of Orbitel. Depreciation decreased also at T-Mobile CG resulting from lower average gross asset level and exchange rate fluctuations. Higher depreciation at Technology as a result of higher amount of scrapping partly offset these decreases.

Other operating expenses include HUF 22.0 bn materials and maintenance expenses, HUF 23.8 bn service fees, HUF 8.9 bn marketing expenses, HUF 9.4 bn fees and levies, HUF 6.0 bn consultancy and HUF 17.5 bn other expenses in the first nine months in 2010. The decline in material and maintenance expenses at Technology and Headquarters was driven mainly by lower energy prices and by lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Other service fees also decreased as a result of lower number of contracted employees both at CBU and BBU. Consultancy fees decreased as well in relation to the ongoing investigations at Headquarters. Decrease in marketing expenses mainly at CBU, BBU, T-Mobile MK and T-Mobile CG resulted from cost cutting measures. These decreases were partly compensated by higher bad debt expense and rental fee at CBU as well as higher provision made for legal proceedings at T-Mobile MK in the first three quarters of 2010. In the third quarter of 2009, Crnogorski Telekom reversed approximately HUF 1 bn provision made in 2007 for litigation in connection with the voluntary leave program which also mitigated the decrease in other operating expenses.

Other operating income increased from HUF 2.3 bn in the first three quarters of 2009 to HUF 2.4 bn in the same period of 2010 mainly due to the increase at Technology owing to ad-hoc works performed on our networks for the orders of external parties. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction in 2009 largely offset this increase.

Operating Profit

Operating margin for the nine months ended September 30, 2010 was 24.9%, while operating margin for the same period in 2009 was 26.2%. The decrease is due to the fact that while total revenues declined by 5.8%, total operating expenses decreased only by 4.1% (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 21.5 bn in the first three quarters of 2010 compared to HUF 25.7 bn in the same period of 2009. Net financial expenses decreased mainly at Magyar Telekom Plc. due to lower interest paid in line with significantly lower average interest rate and lower average amount of loans. This decrease was partly offset by higher net foreign exchange loss accounted for in 2010 as compared to 2009 deriving from the different fluctuation of HUF against EUR. Lower interest received on bank deposits especially at Magyar Telekom Plc. and also at our Macedonian and Montenegrin subsidiaries also offset the decrease in total net financial expenses.

Income tax

Income tax expense increased from HUF 19.7 bn in the first three quarters of 2009 to HUF 23.6 bn in the same period of 2010. The increase was mainly due to the abolishment of deductibility of the local business tax, the higher corporate tax rate in Hungary and the Macedonian tax law changes effective from July 2010 (resulting in additional tax expenses in Macedonia in the third quarter of 2010 related to the actual and expected dividend distributions).

Cash flow

Net cash generated from operating activities remained stable and amounted to HUF 148.2 bn in the first three quarters of 2010 since lower EBITDA was offset by decreased interest and income tax paid as well as by the favorable changes in working capital.

Net cash used in investing activities amounted to HUF 18.9 bn in the first three quarters of 2010, while it was HUF 98.8 bn for the same period in 2009 reflecting mainly the change in other financial assets (short-term bank deposits) and the effect of lower investments in tangible and intangible assets.

Net cash used in financing activities amounted to HUF 145.8 bn in the first nine months of 2010 compared to HUF 64.4 bn in the same period of 2009. While during the first nine months of 2009, Magyar Telekom took a net HUF 29.2 bn loan, it repaid a net HUF 54.2 bn loan in the same period of 2010.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology, customer requirements, competition and regulation. To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors cannot be completely predicted. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance. We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

Revenues

In fixed line operations in Hungary, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from simple voice offers to bundled 2Play and 3Play packages. We are combining our product portfolio in order to provide all services for every customer demand on every platform (3Screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom. From the above mentioned three platforms, TV remains the key driver of the fixed market. We are targeting further growth in 2010; however margins are under pressure due to heavy competition. As we communicated presenting Q2 2010 financial performance, as a result of the government requested price allowances, we expect a potential negative impact of around HUF 5-7 bn on both our revenue and EBITDA lines.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services. Termination fees are expected to be further reduced in 2010 and in the years after.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies.

In Macedonia, competition is increasing both in the fixed line and mobile segment. Main competitors in the fixed line segment are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication. Our fast growth in fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially offset the decline in fixed voice revenues. Mobile voice revenues are also expected to be under pressure due to this competition. Fast growth of mobile broadband is expected based on the new 3G technology.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential will be compensated with strict cost control. We also would like to exploit the synergies coming from integrated fixed and mobile operation.

Total investments in tangible and intangible assets

Compared to 2009, the key priorities of capex spending have not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure and we will increase investments in the IT area. Striving for further improvement in customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by risks and uncertainties. Such factors are described in, among others, in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission, and remain valid for this interim report as well. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. The summary of our principal risks and uncertainties are described below:

•             Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•             We are subject to more intense competition due to the liberalization of the telecommunications sector;

•             Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Ongoing internal and governmental investigations into contracts and activities in Montenegro and Macedonia may result in fines, sanctions and changes to our business practices and compliance programs;

•             The lawsuits by our minority shareholders may require us to take other time-consuming and/or expensive corrective actions;

•             Our share price may be volatile, and the shareholders’ ability to sell Magyar Telekom shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

The special tax imposed on the telecommunications sector among others will have a considerable impact on our results. The estimated total special tax amount payable by the Company in 2010 will be around HUF 27 bn, which is expected to impact EBITDA. We are in the process of reviewing how the special tax will affect our plans beyond 2010. The Government saving measures which we previously expected to have an impact of HUF 5-7 bn on both our revenue and EBITDA lines will have a more moderate effect on this year’s results, however it will also affect the results of the following years.

5. Segment information

(a) Description of segments

Magyar Telekom established its current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Group Headquarters and Shared services and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments.

The Consumer Services Business Unit operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit operates in Hungary providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”).

The Group Headquarters is responsible for the wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. The Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine providing wholesale services to local companies and operators.

The Technology Business Unit is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro which represent two additional reporting segments.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments.

(b) Segment information provided to the Management Committee (“MC”)

The following table sets forth revenues and EBITDA by segment, as monitored by the Company’s chief operating decision making body, the MC.

The sum of the financial results of the segments presented below does not equal to the Group financial results because of intersegment eliminations and because not all of the Group’s operations have been assigned to reportable segments.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the MC of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage, than the financial statements of the Group. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements or this flash report are reflected in the next period’s segment results.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the Group’s financial statements.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments (it is not a segment measure); therefore the reconciliation cannot be prepared and presented on a segment basis. As all fixed and mobile network elements of Magyar Telekom Plc. belong to our Technology Business Unit, the vast majority of depreciation would be allocated to that segment. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated operating profit of the Group. Operating profit of the Group is further reconciled to Profit before income tax of the Group in the Consolidated statement of comprehensive income.

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010
Total CBU revenues	240,501	233,972
Less: CBU revenues from other segments	(25,196)	(22,574)
CBU revenues from external customers	215,305	211,398

Total BBU revenues	123,498	116,544
Less: BBU revenues from other segments	(12,495)	(11,178)
BBU revenues from external customers	111,003	105,366

Total Headquarters revenues	100,769	88,541
Less: Headquarters revenues from other segments	(45,589)	(37,887)
Headquarters revenues from external customers	55,180	50,654

Total Technology revenues	8,058	6,112
Less: Technology revenues from other segments	(5,714)	(5,357)
Technology revenues from external customers	2,344	755

Total Macedonia revenues	63,327	58,770
Less: Macedonia revenues from other segments	(173)	(102)
Macedonia revenues from external customers	63,154	58,668

Total Montenegro revenues	26,400	24,768
Less: Montenegro revenues from other segments	(43)	(37)
Montenegro revenues from external customers	26,357	24,731

All other (net)	7,271	1,002

Total consolidated revenue of the segments	480,614	452,574
Measurement differences to Group revenues	0	28
Total revenue of the Group	480,614	452,602

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010
Segment results (EBITDA)
CBU	140,189	139,614
BBU	60,431	54,525
Headquarters	(12,245)	(16,856)
Technology	(33,030)	(31,531)
Macedonia	35,306	31,208
Montenegro	10,535	8,770
All other	1,073	(501)
Total EBITDA of the segments	202,259	185,229

Measurement differences to Group EBITDA	0	1,713
Total EBITDA of the Group	202,259	186,942

Total depreciation and amortization of the Group	(76,337)	(74,228)

Total operating profit of the Group	125,922	112,714

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010
Total CBU revenues	81,006	79,962
Less: CBU revenues from other segments	(8,439)	(7,722)
CBU revenues from external customers	72,567	72,240

Total BBU revenues	38,967	37,273
Less: BBU revenues from other segments	(3,628)	(3,629)
BBU revenues from external customers	35,339	33,644

Total Headquarters revenues	34,337	30,029
Less: Headquarters revenues from other segments	(15,427)	(12,875)
Headquarters revenues from external customers	18,910	17,154

Total Technology revenues	2,732	2,061
Less: Technology revenues from other segments	(1,898)	(1,783)
Technology revenues from external customers	834	278

Total Macedonia revenues	21,027	20,793
Less: Macedonia revenues from other segments	(52)	(33)
Macedonia revenues from external customers	20,975	20,760

Total Montenegro revenues	9,530	9,556
Less: Montenegro revenues from other segments	(31)	(25)
Montenegro revenues from external customers	9,499	9,531

All other (net)	1,986	168

Total consolidated revenue of the segments	160,110	153,775
Measurement differences to Group revenues	0	993
Total revenue of the Group	160,110	154,768

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010
Segment results (EBITDA)
CBU	48,028	49,323
BBU	20,408	17,027
Headquarters	(3,016)	(5,180)
Technology	(10,545)	(9,878)
Macedonia	11,454	11,877
Montenegro	4,801	4,122
All other	35	(225)
Total EBITDA of the segments	71,165	67,066

Measurement differences to Group EBITDA	0	370
Total EBITDA of the Group	71,165	67,436

Total depreciation and amortization of the Group	(25,376)	(24,803)

Total operating profit of the Group	45,789	42,633

(c) Operating and financial review - segments

CBU

CBU comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (mainly T-Mobile and T-Home).

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010	Change (%)
Voice revenues	59,136	51,012	(13.7)
Internet revenues	22,604	22,372	(1.0)
TV revenues	15,869	18,505	16.6
Other fixed line and SI/IT revenues	2,148	2,491	16.0
Total fixed line and SI/IT revenues	99,757	94,380	(5.4)

Voice revenues	107,998	103,381	(4.3)
Non-voice revenue	21,027	23,049	9.6
Other mobile revenues	11,719	13,162	12.3
Total mobile revenues	140,744	139,592	(0.8)

Total revenues	240,501	233,972	(2.7)

EBITDA	140,189	139,614	(0.4)
Investments in tangible and intangible assets	20,198	13,228	(34.5)

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010	Change (%)
Voice revenues	19,162	16,608	(13.3)
Internet revenues	7,467	7,404	(0.8)
TV revenues	5,460	6,497	19.0
Other fixed line and SI/IT revenues	709	343	(51.6)
Total fixed line and SI/IT revenues	32,798	30,852	(5.9)

Voice revenues	36,627	35,912	(2.0)
Non-voice revenue	7,149	8,333	16.6
Other mobile revenues	4,432	4,865	9.8
Total mobile revenues	48,208	49,110	1.9

Total revenues	81,006	79,962	(1.3)

EBITDA	48,028	49,323	2.7
Investments in tangible and intangible assets	5,190	3,790	(27.0)

Revenues in CBU decreased by 2.7% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV as well as higher mobile Internet and equipment revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower subscription fee revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to loss of lines, lower usage and price discounts reflecting unfavorable economic environment and also competition with VoIP and VoCable operators.

Internet revenues slightly decreased by 1.0% in the first nine months of 2010 compared to the same period last year as the increase in broadband subscriber base almost offset the effect of lower prices forced by fierce competition mainly from cable and mobile operators. The migration towards double- and triple-play packages also had negative effect on blended ARPU level.

The decreases in fixed line voice and Internet revenues were partly compensated by higher satellite TV and IPTV revenues driven by larger customer base. The satellite TV customer base increased to 236,901 by the end of September 2010 from 121,563 a year earlier and the number of IPTV customers increased by 92.8% by September 30, 2010. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer base.

Mobile revenues decreased only by 0.8% year over year partly due to lower voice-retail revenues attributable to lower outgoing tariff levels, largely offset by higher MOU. Voice-wholesale traffic revenues also declined driven by the decrease in termination fees from January 1, 2010. These decreases were mostly compensated on one hand by higher non-voice revenues in line with wider usage of mobile Internet and, on the other hand, by the increase in equipment revenues.

EBITDA of the CBU remained stable as lower total revenues and higher material cost of equipment sold were offset by declining voice-related payments, other operating expenses and employee-related expenses.

The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service.

BBU

BBU provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010	Change (%)
Voice revenues	17,979	14,561	(19.0)
Other fixed line revenues	19,151	17,823	(6.9)
Total fixed line revenues	37,130	32,384	(12.8)

Voice revenues	33,342	30,621	(8.2)
Non-voice revenue	10,141	10,627	4.8
Other mobile revenues	7,029	5,472	(22.2)
Total mobile revenues	50,512	46,720	(7.5)

SI/IT revenues	35,856	37,440	4.4

Total revenues	123,498	116,544	(5.6)

EBITDA	60,431	54,525	(9.8)
Investments in tangible and intangible assets	2,127	2,276	7.0

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010	Change (%)
Voice revenues	5,742	4,640	(19.2)
Other fixed line revenues	6,186	5,768	(6.8)
Total fixed line revenues	11,928	10,408	(12.7)

Voice revenues	11,327	10,211	(9.9)
Non-voice revenue	3,580	3,743	4.6
Other mobile revenues	2,398	914	(61.9)
Total mobile revenues	17,305	14,868	(14.1)

SI/IT revenues	9,734	11,997	23.2

Total revenues	38,967	37,273	(4.3)

EBITDA	20,408	17,027	(16.6)
Investments in tangible and intangible assets	520	689	32.5

Total revenues of BBU decreased by 5.6% in the first three quarters of 2010 as compared to the same period last year primarily driven by lower fixed line and mobile voice revenues together with lower data revenues, partly compensated by higher SI/IT revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined as a result of lower data revenues influenced mainly by decreased prices due to fierce competition and lower number of subscribers.

Mobile voice revenues decreased by 8.2% year over year predominantly due to lower voice-retail revenues as a result of lower average per minute fee, partly compensated by higher average customer base and increased MOU. Lower voice-wholesale revenues reflect the regulation impact on termination fees. Other mobile revenues resulted primarily from lower TETRA-related revenues at Pro-M. These decreases were partially offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The increase in SI/IT revenues resulted from the higher number of projects in 2010 as many large companies postponed their SI/IT projects from last year to this year. In addition, the SI/IT revenues in 2010 include also ISH’s revenues after its consolidation within Magyar Telekom Group. These increases were somewhat offset by a large one-off sale of equipment in a finance lease transaction in 2009.

The EBITDA level of BBU decreased by 9.8% year over year. Declining total revenues and higher SI/IT-related payments put a downward pressure on EBITDA but these were somewhat compensated by lower other operating expenses and decreased voice-related payments.

Headquarters

Headquarters is responsible for

i)                                         headquarters functions (management and support);

ii)                                      wholesale services;

iii)                                   shared services (back-office and non-core shared services within the company); and

iv)                                  our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010	Change (%)
Voice-wholesale revenues	14,148	11,669	(17.5)
Other fixed line and SI/IT revenues	27,138	23,234	(14.4)
Total fixed line and SI/IT revenues	41,286	34,903	(15.5)

Voice-wholesale revenues	49,133	42,928	(12.6)
Other revenues	10,350	10,710	3.5
Total mobile revenues	59,483	53,638	(9.8)

Total revenues	100,769	88,541	(12.1)

EBITDA	(12,245)	(16,856)	(37.7)
Investments in tangible and intangible assets	2,353	2,378	1.1

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010	Change (%)
Voice-wholesale revenues	4,896	4,121	(15.8)
Other fixed line and SI/IT revenues	8,922	7,486	(16.1)
Total fixed line and SI/IT revenues	13,818	11,607	(16.0)

Voice-wholesale revenues	16,714	14,749	(11.8)
Other revenues	3,805	3,673	(3.5)
Total mobile revenues	20,519	18,422	(10.2)

Total revenues	34,337	30,029	(12.5)

EBITDA	(3,016)	(5,180)	(71.8)
Investments in tangible and intangible assets	1,260	1,367	8.5

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of Headquarters.

Wholesale revenues (both fixed line and mobile) at Headquarters include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the Headquarters include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of Headquarters dropped by 12.1% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2010. Lower volume of incoming international minutes, lower average HUF/EUR rate and declined average EUR settlement rate also led to decreased fixed line incoming international revenues.

Other fixed line revenues include mainly wholesale Internet, data and other revenues. Lower wholesale Internet revenues derived from much lower average wholesale DSL customer number, decreased traffic as well as from lower wholesale prices. In case of data revenues, the decline in international circuit leased line revenues is due to lower prices, migration to lower priced services and unfavorable foreign exchange movements.

EBITDA decreased by 37.7% mainly due to lower total revenues and higher employee-related expenses, partly mitigated by lower voice-related payments and lower other operating expenses.

Technology

Technology performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010	Change (%)
Total revenues	8,058	6,112	(24.1)

EBITDA	(33,030)	(31,531)	4.5
Investments in tangible and intangible assets	35,751	26,777	(25.1)

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010	Change (%)
Total revenues	2,732	2,061	(24.6)

EBITDA	(10,545)	(9,878)	6.3
Investments in tangible and intangible assets	10,567	9,805	(7.2)

Technology derives its revenues mainly from

i)                                         provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

ii)                                      provision of IT support, network maintenance and consulting services to subsidiaries; and

iii)                                   network construction and maintenance services to external parties.

Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant negative EBITDA for this segment.

Improved EBITDA mainly resulted from lower employee-related expenses, lower material and maintenance expenses as well as higher other operating income, partly offset by lower total revenues.

The significant decrease in the investments in tangible and intangible assets resulted mainly from much lower amount spent on the fixed Next Generation Access (“NGA”) network roll-out and also on the development of 3G access network in 2010.

Macedonia

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010	Change (%)
Total fixed line and SI/IT revenues	28,280	26,158	(7.5)

Total mobile revenues	35,047	32,612	(6.9)

Total revenues	63,327	58,770	(7.2)

EBITDA	35,306	31,208	(11.6)
Investments in tangible and intangible assets	8,346	7,248	(13.2)

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010	Change (%)
Total fixed line and SI/IT revenues	8,877	9,137	2.9

Total mobile revenues	12,150	11,656	(4.1)

Total revenues	21,027	20,793	(1.1)

EBITDA	11,454	11,877	3.7
Investments in tangible and intangible assets	3,368	2,160	(35.9)

The result of our Macedonian operations in HUF terms was negatively affected by the strengthening of HUF against MKD by 3.0% on average year over year.

Fixed line voice revenues decreased in MKD terms primarily as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. This decrease was somewhat mitigated by higher voice-wholesale revenues deriving mainly from higher international incoming revenues due to higher volume of traffic and higher average SDR settlement rate. Higher Internet revenues were boosted by higher DSL connections reaching 144,796 at September 30, 2010 as compared to 119,091 a year earlier. The increase in TV revenues was owing to enlarging IPTV subscriber base.

Mobile revenues in local currency decreased mainly resulting from lower voice-retail revenues due to lower per minute fees, partly offset by higher average postpaid customer base and increased MOU. Non-voice revenues also decreased as lower data revenues due to SMS promotions were only partly compensated by higher mobile Internet revenues resulting from increased usage. Lower equipment revenues were driven by lower average price of handsets and decreased number of handsets sold. T-Mobile MK had a 52.8% share in the Macedonian mobile market and mobile penetration was 120.2% at the end of September 2010.

EBITDA of our Macedonian operations declined by 11.6% in HUF terms deriving mainly from the decrease in total revenues, while expenses remained almost at the same level.

Montenegro

HUF millions	9 months ended Sep 30, 2009	9 months ended Sep 30, 2010	Change (%)
Total fixed line and SI/IT revenues	13,845	13,239	(4.4)

Total mobile revenues	12,555	11,529	(8.2)

Total revenues	26,400	24,768	(6.2)

EBITDA	10,535	8,770	(16.8)
Investments in tangible and intangible assets	2,688	1,735	(35.5)

HUF millions	3 months ended Sep 30, 2009	3 months ended Sep 30, 2010	Change (%)
Total fixed line and SI/IT revenues	4,748	4,849	2.1

Total mobile revenues	4,782	4,707	(1.6)

Total revenues	9,530	9,556	0.3

EBITDA	4,801	4,122	(14.1)
Investments in tangible and intangible assets	1,284	450	(65.0)

Total results of the Montenegrin operations were negatively affected by the unfavorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-retail revenues due to significantly lower outgoing traffic as a consequence of mobile substitution and lower voice-wholesale revenues relating to lower volume of terminated and transited international and mobile incoming traffic. These decreases were only partially offset by higher TV revenues (increased IPTV subscriber base) and higher Internet revenues (increased DSL connections).

Mobile revenues decreased primarily as a result of lower prepaid ARPU. Declining voice-wholesale revenues reflect lower domestic incoming traffic, partly compensated by increased SMS and MMS interconnection fees. Voice-visitor revenues also declined driven by lower traffic, while the decrease in equipment revenue was due to lower volume of sales as well as lower average price of handset.

EBITDA of our Montenegrin operations declined by 16.8% expressed in HUF mainly due to lower total revenues and higher employee-related expenses due to severances, partly offset by lower voice-related payments and decreased material cost of equipment sold.

In the second quarter of 2010, it was determined that a number of prepaid mobile fill-up vouchers had been misappropriated at Crnogorski Telekom. Accordingly, we reversed previously recognized revenues of EUR 0.8 million and recognized a provision of EUR 0.4 million in relation to VAT and other costs associated with the misappropriated vouchers, resulting in a negative EBITDA impact totaling EUR 1.2 million.

6. Property, plant and equipment

Total investments in tangible and intangible assets amounted to HUF 54,303 million in the first three quarters of 2010. There have not been any significant individual investments.

7. Borrowings

There has not been any material change in the nature and amount of our borrowings in the first three quarters of 2010.

8. Commitments

There has not been any material change in the nature and amount of our commitments in the first three quarters of 2010.

9. Contingencies

Our contingent liabilities have been described in Note 35.2. to the Consolidated Financial Statements for the year ended December 31, 2009. For certain cases described in Note 35.2 information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

In the first quarter of 2010, we made a provision for the case described under point 35.2.1.2. (“T-Mobile Macedonia’s dispute with the Agency on frequency fees”) because in March 2010, the court of first instance announced a decision for part of the claim negative for T-Mobile Macedonia. The company submitted an appeal against the decision.

In July, 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement. Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 bn.

There has been no other significant change in the nature and amount of contingencies in the third quarter of 2010. Regarding the Investigations into certain consultancy contracts, see note 12.

10. Related party transactions

There has not been any material change in the nature of our related party transactions in the first nine months of 2010. In the third quarter of 2010, our financial liabilities to related parties decreased.

11. Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in operating income are not experienced during the financial year.

12. Investigations into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the first and second quarter of 2010 furnished under cover of Form 6-K and the Company’s annual report on Form 20-F for the year ended December 31, 2009.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. In addition, the Montenegrin Supreme State Prosecutor is now also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with those investigations.

The Company, through its external legal counsel, has recently engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.  Consequently, the Company has not made any provisions in its financial statements as of September 30, 2010 with respect to the investigations.

Magyar Telekom incurred HUF 2.0 bn expenses relating to the investigations in the first three quarters of 2010, which are included in other operating expenses of Group Headquarters.

13. Internal review relating to T-Mobile Macedonia

During the second quarter of 2010, Magyar Telekom became aware of misstatements at T-Mobile Macedonia relating to the recognition of certain deferred (prepaid) revenues and initiated an internal review. The Company has informed its Audit Committee, its independent external auditor, the DOJ and the SEC of the misstatements and that it was conducting an internal review.

Based on the final results of the internal review, the Company concluded that deferred prepaid revenues for the first and second quarters of 2010 and the years ended December 31, 2006, 2007, 2008 and 2009 were misstated. The final results of the internal review do not indicate that any amounts in periods before 2006 were misstated.

As previously announced, the Company extended its internal review to other accounts in relation to T-Mobile Macedonia. The Company has concluded this review and has not identified any material misstatements that would affect the interim and year-end financial statements of Magyar Telekom for the current or prior periods.

In light of the amount of the misstatements and the lack of any indication that senior Magyar Telekom executives directed or knew of the misstatements, the Company has reached the conclusion that the misstatements were immaterial to the Company’s previously reported consolidated financial statements and are immaterial to the Company’s current consolidated financial statements and to its prior assessment that internal controls over financial reporting were effective. The Company adjusted the remaining balance sheet misstatement in the second quarter of 2010. In addition, the Company has initiated remedial actions to mitigate the risk of similar misstatement in the future, including actions related to personnel and steps to further improve the control environment.

14. Lawsuits by minority shareholders

Annual General Meeting, April 2008

As previously disclosed, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends, be rendered ineffective. We paid dividends to our shareholders as approved by the Annual General Meeting on April 25, 2008. The Court of Registry entered the changes required by the resolutions passed by the Annual General Meeting into the company register.

On May 13, 2009, the court of first instance rendered the resolutions (except for one procedural resolution) passed by the Annual General Meeting on April 25, 2008 ineffective. The appeal against the first instance ruling, which we believe was unfounded, was submitted by the law firm representing Magyar Telekom after the deadline. The court order finally rejecting the justification request (“igazolási kérelem”) regarding the late appeal was received by Magyar Telekom on March 22, 2010. The Company complied with the final and binding ruling with confirmatory shareholders’ resolutions with respect to the resolutions rendered ineffective at the Annual General Meeting held on April 7, 2010.

Extraordinary General Meeting, June 2009

As previously disclosed, on July 29, 2009 two Hungarian minority shareholders filed a lawsuit against the Company again, requesting that the resolutions passed by the Extraordinary General Meeting on June 29, 2009 be rendered ineffective, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the Extraordinary General Meeting and the resulting opening draft balance sheet and draft merger inventory. On August 31, 2009 the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Plc. (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the Extraordinary General Meeting of Magyar Telekom on June 29, 2009.

Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants’ request for the interlocutory measure was refused by the court in an order dated September 1, 2009.

The Court of first instance rejected the claim of the minority shareholders in its decision announced on June 16, 2010. The plaintiffs appealed the court’s decision and therefore the decision of the court is not final and binding. The process continues before the second instance court.

Annual General Meeting, April 2010

Procedure before the Court of Registration

As previously disclosed, one of Magyar Telekom’s minority shareholders has requested a judicial supervisory proceeding at the Court of Registration, requesting that the Court of Registration render ineffective its resolutions for the registration of the changes to the companies register as a result of the resolutions adopted by the 2008 and 2009 annual general meeting and the 2009 extraordinary general meeting of the Company. The shareholder has also requested the deletion of data from the companies’ register which was registered by the Court on the basis of these resolutions. Finally, the shareholder requested that the Court reject Magyar Telekom’s application to the Court to register the changes to the companies register as a result of the resolutions adopted by the 2010 annual general meeting. The same shareholder has previously challenged resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company. The Court of Registration with its order dismissed the application for a judicial supervisory proceeding, which order became final on September 25, 2010.

As previously disclosed, the Court of Registration suspended the registration proceeding regarding the amendment of the data of the companies register as a result of the shareholders’ resolutions passed by the general meeting on April 7, 2010. The Metropolitan Court of Appeal, in an order dated July 1, 2010, reversed the decision of the Court of Registration and ordered the Court of Registration to continue the registration proceeding. The Court of Registration has registered the amendments of the corporate data in the companies’ register resulting from the shareholders’ resolutions of April 7, 2010.

Lawsuits

As previously also disclosed, two Hungarian minority shareholders have filed a lawsuit against the Company, requesting the Court to render ineffective the resolutions passed by the general meeting on April 7, 2010. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

The Metropolitan Court has suspended the implementation of resolutions Nos. 5-23/2010 (IV.7) (decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that had been rendered ineffective by the Metropolitan Court in a ruling dated May 13, 2009).

As a result of the Metropolitan Court’s order announced on October 29, 2010, the suspension of the implementation of these resolutions has terminated. On October 29, 2010, the Metropolitan Court also announced its first instance judgment rejecting the minority shareholders’ claim.

In addition, as also previously disclosed, another minority shareholder has also filed a lawsuit against the Company requesting the Court to render ineffective resolutions Nos. 23-81/2010 (IV.7.) passed by the general meeting on April 7, 2010. The Metropolitan Court, in its first instance order announced on October 29, 2010, terminated the lawsuit, as the minority shareholder had withdrawn its claim.

Magyar Telekom disagrees with the lawsuits initiated by the minority shareholders and will vigorously defend against the claims.

We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders’ suits above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

15. Termination of three service level agreements (SLAs) regarding customer care

As previously disclosed in May 2008, a lawsuit was launched against the Company as a result of the termination by the Company of its agreements for the operation of the Company’s call centers. The plaintiffs to this lawsuit include companies in which the two minority shareholders party to the lawsuit described above have business interests. On October 28, 2010, the Metropolitan Court held in its first instance interim judgment that, among other things, the Company is liable in connection with the termination of the agreements, while it rendered no decision as to the amount of the claim. The Company believes that the claim is unfounded, and the Company intends to appeal the interim judgment. If, despite the appeal, the decision on the Company’s liability becomes final and binding, the lawsuit may continue as to the amount of the claim.

16. Significant events between the end of the quarter and the publishing of the “Interim management report”

On October 8, 2010, Magyar Telekom announced that it had reached an agreement with trade unions on parent company wage development and headcount reduction for 2011. According to the terms of the agreement, Magyar Telekom plans to make 300 parent company employees redundant in 2011, which however does not include — among others — the employment termination of executives and employees retiring. Total severance expenses related to the headcount reduction will be approximately HUF 3.5 bn. The majority of these expenses will be accounted for in the fourth quarter of 2010 and the remainder in 2011.

On October 20, 2010, Magyar Telekom announced that on October 18, 2010 the Parliament of the Republic of Hungary had approved an act (Bill of 2010 T/1374) imposing a special tax on a number of sectors including retail sales, energy and telecommunications. According to the act, the estimated total special tax amount payable by Magyar Telekom Group for the full year of 2010 is HUF 27.5 bn.

On October 20, 2010, Magyar Telekom also announced that it had provided written notice to the NYSE of its intention to delist its ADSs from the Exchange. Furthermore, the Company filed the related Form 25 with the SEC on November 2, 2010. Magyar Telekom expects the delisting to become effective on or about November 12, 2010, from which time the Company’s ADSs will no longer be traded on the NYSE.

On October 26, 2010, Magyar Telekom announced that it had learned of an unsolicited “mini-tender offer” made on October 14, 2010 by a Delaware limited liability company, Series D of Tender Investors, LLC. The Company is expressing no opinion and is remaining neutral with respect to the “mini-tender offer”.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, November 4, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:

Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 4, 2010